Exhibit 99.4

QUEST DIAGNOSTICS TO ACQUIRE MEDPLUS, INC.

TETERBORO, NJ, and CINCINNATI, April 26, 2001 - Quest Diagnostics Incorporated (NYSE: DGX), the leading provider of diagnostic testing, information and services, and MedPlus, Inc. (NASDAQ: MEDP), a health care information technology company, announced today the execution of a definitive purchase agreement whereby Quest Diagnostics will acquire the remaining 82% of voting shares of MedPlus stock it does not currently own at the price of $2 per share in cash.

The boards of both companies have approved the proposed merger, and MedPlus has received a favorable fairness opinion regarding the transaction valuation from an independent consulting firm. In addition, Quest Diagnostics has received irrevocable proxies approving the proposed transaction from certain MedPlus shareholders, which, together with the shares owned by Quest Diagnostics, represent approximately 62% of the total outstanding voting shares. The closing of this transaction is expected to occur after the MedPlus annual shareholders' meeting in June 2001.

"We believe MedPlus has developed exceptional technology solutions for hospitals and physician groups," said Kenneth W. Freeman, Chairman and Chief Executive Officer of Quest Diagnostics. "Quest Diagnostics' ownership will ensure that MedPlus has the resources it needs to continue to develop, distribute and promote its ChartMaxx(TM), eMaxx(TM), OptiMaxx(R), and Step2000(R) solutions."

"This is definitely the right step for securing MedPlus' future," said Richard A. Mahoney, Chairman and Chief Executive Officer. "We are currently implementing several new ChartMaxx(TM) systems, and our eMaxx(TM) physician portal solution will begin implementation in two additional states in the coming weeks. Our merger with Quest Diagnostics will enhance momentum for our systems solutions and our organization as a whole."

About MedPlus

MedPlus(R) (NASDAQ: MEDP) is a leading developer and integrator of clinical connectivity and data management solutions for healthcare organizations and clinicians. These solutions efficiently and securely collect, store, manage and retrieve clinical information within an organization, enterprise or community via virtual private networks and/or the Internet. MedPlus solutions, including eMaxx(TM) (physician-focused clinical integration portal solution), ChartMaxx(TM) (electronic patient record solution) and OptiMaxx(R) (records storage and retrieval solution) have been implemented in more than 125 hospitals throughout North America. For more information, visit the Company's Web site at www.medplus.com.

About Quest Diagnostics

Quest Diagnostics is the nation's leading provider of diagnostic testing, information and services with annual revenues of $3.4 billion in 2000. The company's diagnostic testing yields information that enables health care professionals and consumers to make better decisions to improve health. Quest Diagnostics offers patients and physicians the broadest access to diagnostic testing services through its national network of approximately 30 full-service laboratories, 150 rapid response laboratories and more than 1,300 patient service centers, where specimens are collected. Quest Diagnostics is the leading provider of esoteric testing, including gene-based testing, and is the leader in routine medical testing, drugs of abuse testing, and anatomic pathology testing. Through partnerships with pharmaceutical, biotechnology and information technology companies, Quest Diagnostics provides support to help speed the development of health care insights and new therapeutics. Additional company information can be found on the Internet at: www.questdiagnostics.com.

The statements in this press release which are not historical facts or information may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. Certain of these risks and uncertainties are described in the Quest Diagnostics Incorporated 2000 Form 10-K and subsequent filings.

This press release contains forward-looking statements which are subject to various risks and uncertainties which could occur and which could cause actual events to differ materially from those anticipated in these statements. For example, the closing of Quest Diagnostics Incorporated's acquisition of MedPlus is subject to a number of conditions customary in such transactions, such as, but not limited to, the absence of material adverse changes in the business of MedPlus and the timely receipt of all necessary governmental approvals and third-party consents, which if not satisfied, could delay or prevent the closing or could otherwise cause the outcome to be materially different.

(C) 2000 MedPlus, Inc. All rights reserved. MedPlus, ChartMaxx, eMaxx and OptiMaxx are either registered trademarks or trademarks of MedPlus, Inc.

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